Filed pursuant to Rule 424(b)(3)
Registration No. 333-143590

PROSPECTUS SUPPLEMENT NO. 1 DATED JUNE 5, 2009

TO

REOFFER PROSPECTUS DATED JUNE 8, 2007

This Prospectus Supplement, dated June 5, 2009, (the “Supplement”), prepared in accordance with Part I of Form S-3 under the Securities Act of 1933, as amended, supplements the BioDelivery Sciences International, Inc. (the “Company”) reoffer prospectus filed as part of the Company’s registration statement on Form S-8 (Registration No. 333-143590), dated June 8, 2007 (the “Prospectus”) relating to the reoffer and resale by certain of the Company’s stockholders of an aggregate of 3,500,000 shares of the Company’s common stock issued, and underlying the Company’s stock options issued, under the Company’s Amended and Restated 2001 Incentive Plan (the “Plan”) for the account of the selling stockholders covered by the Prospectus. This Supplement also relates to such indeterminate number of additional shares of common stock that may be acquired by the selling stockholders as a result of the antidilution provisions of the Plan. The Company will provide additional information regarding the identity of the selling stockholders and certain other information relating to the selling stockholders in an additional supplement to this Supplement if the Company is required by law to do so.

This Supplement amends and restates certain information contained in the Prospectus. You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified entirely by reference to the Prospectus, except to the extent the information contained herein supersedes the information contained in the Prospectus.

SELLING STOCKHOLDERS

This prospectus relates to the shares of our common stock that are being registered for reoffers and resales by selling stockholders who have acquired or may acquire shares pursuant to the Plan. Offers and sales by selling stockholders who are our “affiliates” (as such term is defined in Rule 405 under the Securities Act) are also covered by this prospectus.

The selling stockholders are our prior, current and future officers, directors, employees and consultants (or any of their respective assigns) who have acquired or may acquire in the future shares of our common stock under the Plan. The selling stockholders may, from time to time, resell all, a portion or none of the shares of our common stock covered by this prospectus. There is no assurance that any of the selling stockholders (including those listed below) will sell any or all of the shares offered by them under this registration statement.

The following table sets forth information as of June 4, 2009 with respect to “beneficial” ownership (within the meaning of Rule 13d-3 under the Exchange Act) of our common stock by each selling stockholder who is an “affiliate” of our company as of such date. Except as set forth below, the address for each executive officer, director, employee, consultant and other selling stockholders is c/o the Company, 801 Corporate Center Drive, Suite #210, Raleigh, NC 27607.

Name	Position, Office or other Material Relationship	Number of Shares Beneficially Owned (1)	Percentage Beneficially Owned Before Offering	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned After Offering (2)	Percentage to be Beneficially Owned After Offering
Finn, Andrew L. (3)	Executive Officer	968,062	4.91%	255,170	772,413	3.90%
Mannino, Raphael J. (4)	Executive Officer	413,166	2.10%	293,090	132,609	*
McNulty, James (5)	Executive Officer	246,881	1.25%	240,160	64,659	*
O’Donnell, Francis E. (6)	Chairman of the Board	4,180,567	21.30%	217,500	3,963,067	19.79%
Poole, William S. (7)	Director	118,190	*	110,000	8,190	*
Shea, John (8)	Director	200,771	1.02%	201,191	500	*
Sirgo, Mark A. (9)	Executive Officer and Director	1,310,355	6.55%	669,145	818,175	4.05%
Stone, William (10)	Lead Director	315,000	1.60%	350,000	—	*

*	Less than 1%.

(1)	The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the Rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which included the power to vote or direct the voting of such security, or “investment power” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person as a right to acquire beneficial ownership within 60 days, including through the exercise of options or warrants. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed the beneficial owner of securities as to which he or she has no economic interest. With respect to the persons named in the table above, these shares constitute “control securities” as such term is defined in General Instruction C to Form S-8.

(2)	Represents shares of our common stock acquired or owned beneficially by means other than through the Plan.

(3)	Andrew L. Finn, Pharm.D. is the Executive Vice President of Product Development of the Company. Includes 777,413 shares owned by Dr. Finn. Includes options to purchase 190,649 shares of common stock, all of which are currently exercisable. Excludes options to purchase 89,114 shares of common stock which are not currently exercisable, of which 40,670 options have been previously granted subject to stockholder approval. Dr. Finn’s address is 3104 Raymond Street, Raleigh, NC 27607.

(4)	Raphael J. Mannino, Ph.D. is the Executive Vice President and Chief Scientific Officer of the Company and was a Director from October 2001 to June 2008. Includes 212,609 shares owned by Dr. Mannino. Includes options to purchase 200,557 shares of our common stock, all of which are currently exercisable. Excludes options to purchase 35,984 shares of common stock which are not currently exercisable, of which 30,039 options have been previously granted subject to stockholder approval. Dr. Mannino’s address is 518 Lannon Lane Glen Gardner, NJ 08826.

(5)	James A. McNulty is our Secretary, Treasurer and Chief Financial Officer. Includes 61,659 shares owned by Mr. McNulty. Includes options to purchase 185,222 shares of our common stock, all of which are currently exercisable. Includes 2,288 shares owned by his wife, as to which he disclaims beneficial interest of. Excludes options to purchase 179,397 shares of common stock which are not currently exercisable, of which 130,552 options have been previously granted subject to stockholder approval. Mr. McNulty’s address is 4419 W. Sevilla Street, Tampa, FL 33629.

(6)	Francis E. O’Donnell, Jr., M.D. is the Chairman of the Company’s Board of Directors. Includes shares of common stock and a warrant to purchase common stock owned by Hopkins Capital Group II, LLC, of which Dr. O’Donnell is the managing member. Includes 157,689 shares owned personally by Dr. O’Donnell and options to purchase 182,500 shares of our common stock, all of which is currently exercisable. Dr. O’Donnell’s address is 865 Longboat Club Road, Longboat Key, FL 34228.

(7)	William S. Poole is a member of the Company’s Board of Directors. Includes 8,190 shares owned and options to purchase 110,000 shares of our common stock, all of which are currently exercisable. Excludes 60,000 options previously granted subject to stockholder approval. Mr. Poole’s address is 7813 Hardwick Drive, Raleigh, NC 27615.

(8)	John J. Shea is a member of the Company’s Board of Directors. Includes 26,300 shares owned and options to purchase 164,891 shares of our common stock, all of which are currently exercisable. Excludes 43,809 options previously granted subject to stockholder approval. Mr. Shea’s address is 290 Wax Myrtle Trail, Southern Shores, NC 27949.

(9)	Mark A. Sirgo, Pharm.D. is the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors. Includes 838,175 shares owned by Dr. Sirgo. Includes options to purchase 472,180 shares of common stock, all of which are currently exercisable. Excludes options to purchase 313,463 shares of common stock which are not currently exercisable, of which 180,160 options have been previously granted subject to stockholder approval. Dr. Sirgo’s address is 1203 Clematis Street, Knightdale, North Carolina 27545.

(10)	William B. Stone is the Company’s Lead Director. Includes 35,000 shares owned and acquired upon the previous exercise of Plan options and also options to purchase 280,000 shares of common stock, all of which are currently exercisable. Mr. Stone’s address is 11120 Geyer Downs Lane, Frontenac MO 63131.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

All provisions of the Prospectus not specifically amended by this Supplement remain in full force and effect.

Please insert this Supplement into your Prospectus and retain both for future reference. If you would like to receive a copy of the Prospectus, as supplemented to date, please write to the Company at 801 Corporate Center Drive, Suite #210, Raleigh, NC 27607.

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